Exhibit 99.1

CureVac Initiates Phase 2a Clinical Trial of COVID-19 Vaccine Candidate

•	Study conducted in Peru and Panama
•	Trial involves 690 participants, including older adults
•	Evaluation of safety, reactogenicity and immunogenicity

TÜBINGEN, Germany/ BOSTON, USA – September 29, 2020 – CureVac N.V. (Nasdaq: CVAC), a clinical-stage biopharmaceutical company developing a new class of transformative medicines based on messenger ribonucleic acid (“mRNA”), announced today that the first participant has been dosed in a Phase 2a clinical trial of its COVID-19 vaccine candidate, CVnCoV. The dose-confirmation study, entitled CV-NCOV-002, is being conducted in Peru and Panama and will enroll a total of 690 healthy participants in two distinct groups: older adults ages 61 and above, and younger participants 18 to 60 years old.

The participants will receive two vaccinations at intervals of 28 days. Different dose levels will be investigated, starting at 6 µg, with the aims to confirm safety and evaluate reactogenicity of the vaccine in older adults. In addition, in a geographical environment with a high incidence of COVID-19 infection, the humoral immune response after administration of CVnCoV will be assessed and the safety database will be expanded to prepare for the start of a phase 2b/3 study. First comprehensive data of Phase 2a in older adults are expected later in the fourth quarter 2020.

The study design was coordinated with and approved by the health authorities and ethics committees of Peru and Panama and is based on preliminary safety and immunogenicity data from CureVac's ongoing Phase 1 CV-NCOV-001 study in healthy adult volunteers in Germany and Belgium. Pending further data from the ongoing Phase 1 and the Phase 2a study, CureVac plans to initiate the global Phase 2b/3 clinical trial enrolling approximately 30,000 participants in the fourth quarter of 2020.

"The start of the clinical Phase 2a trial in Peru and Panama represents an important step forward in our COVID-19 clinical study program," Dr. Mariola Fotin-Mleczek, Chief Technology Officer of CureVac, said. "This trial is designed to further confirm the selection of the dose of our vaccine candidate and to confirm that we can provide a safe and tolerable vaccine, also to older adults, who are at a higher risk of experiencing serious impacts from COVID-19.”

About CVnCoV

CureVac first began development of its mRNA-based COVID-19 vaccine candidate in January 2020. After extensive preclinical development, the company began its Phase 1 clinical study of CVnCoV in June 2020 at clinical study centers in Germany and Belgium. The company has substantial production capacities for mRNA vaccines at its headquarters in Tübingen and is currently expanding those manufacturing capacities to allow for broad-scale manufacturing of CVnCoV and other mRNA-based vaccines.

About CureVac
CureVac is a global clinical-stage biopharmaceutical company in the field of messenger RNA (mRNA) technology with expertise in developing and optimizing this versatile molecule for medical purposes. The principle of CureVac's proprietary technology is the use of mRNA as a data carrier to instruct the human body to produce its own proteins capable of fighting a wide range of diseases. The company applies its technologies for the development of prophylactic vaccines, cancer therapies, antibody therapies and the treatment of rare diseases. CureVac is headquartered in Tübingen, Germany with sites in Frankfurt and Boston, USA.

CureVac Media Contact

Thorsten Schüller, Vice President Communications

CureVac, Tübingen, Germany

T: +49 7071 9883-1577

thorsten.schueller@curevac.com

CureVac Investor Relations Contact

Dr. Sarah Fakih, Vice President Investor Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1298

M: +49 160 90 496949

sarah.fakih@curevac.com

Contact for Latin American Journalists
Gloria Niño de Rivera

Face-to-Face Proyección y Cuidado de Asuntos Corporativos, S.C.

01330 Ciudad de México

México

Dir: +52 55 5292 3568 | Mobile: +521 55 5076 1524

glorianr@facetofacelatam.onmicrosoft.com

Forward-Looking Statements
This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of CureVac (the “company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the company’s strategies, financing plans, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project~~,~~” or “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of the company’s performance, and you should not place undue reliance on such statements.  Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company’s industry, the effects of the COVID-19 pandemic on the company’s business and results of operations, ability to manage growth, reliance on key personnel, reliance on intellectual property protection, ability to provide for patient safety, and fluctuations of operating results due to the effect of exchange rates or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the company’s reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.